SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Form U-12(I)-B (Three-Year Statement)
Three-Year period ending 2000


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.   Name and Business address of person filing statement.

     John D. Carney
     750 West Center Street, P. o. Box 543
     West Bridgewater, Massachusetts 02379

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
     paragraph (b) of Rule U-71.       None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Blackstone Valley Electric Company        Eastern Utilities Associates
     Eastern Edison Company                    Montaup Electric Company
     EUA Service Corporation                   EUA Ocean State Corporation
     EUA Cogenex Corporation                   EUA Energy Investment Corporation
     Newport Electric Corporation              EUA Bioten, Inc.
     EUA TransCapacity, Inc.                   EUA Energy Services, Inc.
     EUA Compression Services, Inc.            Eastern Unicord Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Director and Executive Vice President of Montuap Electric Company, EUA
        Cogenex Corporation, EUA Energy Investment Corporation, EUA Bioten, Inc., EUA Service Corporation, EUA Compressions Services, Inc.
        and Eastern Unicord Corporation
     Executive Vice President of EUA Ocean State Corporation, EUA
        TransCapacity, Inc. and Eastern Utilities Associates
     Director and President of Blackstone Valley Electric Company, Newport
        Electric Corporation and Eastern Edison Company.
     Director of EUA Energy Services, Inc.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
     (Use column (a) as supplementary statement only).



                  !Salary or other compensations ! Person or company from whom
                  !                              ! received or to be received
Name of recipient ! Received   ! to be received  !
                  !    (a)     !      (b)        !
                  !            !                 !
John D. Carney    !$251,335.95 !     $541,000.63 ! EUA Service Corporation
     (b)  Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
     Item 4, above, and the source or sources of reimbursement for same.

(a)  Total amount of routine expenses charged to client:  $   None
(b)  Itemized list of all other expenses:

Date          January 22, 1999       (Signed) /s/John D. Carney
                                                 John D. Carney